Exhibit 12.1

Ratio of Earnings to Fixed Charges

	3-months ended		Years Ended December 31,
(in millions)	3/31/2012	3/31/2011	12/31/2011	12/31/2010	12/31/2009	12/31/2008	12/31/2007	12/31/2006

Earnings
Add:
Income (loss) before income and mining taxes	(11.0)	140.9	303.3	133.9	(54.0)	297.4	201.3	(28.7)
Fixed Charges	8.5	1.3	22.0	1.0	1.3	15.2	42.2	9.4
Deduct:
Capitalized Interest	7.0	—	16.8	—	—	—	—	—
Total Earnings per SEC Item 503 of Reg S-K	(9.5)	142.2	308.5	134.9	(52.7)	312.6	243.5	(19.3)

Fixed Charges:
Interest Expense	1.5	1.3	5.2	0.9	1.2	15.1	42.1	9.4
Capitalized Interest	7.0	—	16.8	—	—	—	—	—
Est Interest Expense for Operating Leases	0	0	0	0.1	0.1	0.1	0.1	0
Total Fixed Charges	8.5	1.3	22.0	1.0	1.3	15.2	42.2	9.4

Ratio of Earnings to Fixed Charges	N/A	109.4	14.0	134.9	N/A	20.6	5.8	N/A

N/A - Represents a coverage ratio of less than 1.